

Mail Stop 3030

March 20, 2009

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Corporation
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re: Tyco Electronics Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 12, 2009**
> **File No. 333-156927**

Dear Mr. Scott:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 Facing Page

1.   We note your response to prior comment 1. Please confirm that after an entity governed by Swiss law is created in this transaction, that entity will file a post-effective amendment to this registration statement expressly adopting such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from

being misleading in any material respect, and such amendment will become effective before securities governed by Swiss law are exchanged for securities governed by Bermuda law.

What proposals are being presented at the Special General Meeting, page 2

2.   Regarding your response to prior comment 3:

- Please tell us which changes you have concluded are immaterial.

- Please clarify how each identified change, including any change that you believe "provides greater rights to shareholders," is required under Swiss law. Ensure that your disclosure makes clear how your only choice under Swiss law is to impose the change; if Swiss law permits – but does not require the change – please present each such change that is material as a separate proposal.

Why do we want to change our place of incorporation, page 10

3.   Regarding your responses to prior comments 4 and 9:

- Your revised disclosure appears to indicate that the current location of your operations and anticipated future growth of your business were the primary factors motivating your proposed change to your jurisdiction of incorporation and that legislative proposals and tax issues were secondary factors. It remains unclear why the location of operations and growth is affected by a company's jurisdiction of incorporation to such an extent that it would motivate a move of jurisdiction of incorporation. Please clarify. If you were primarily motivated to change your jurisdiction of incorporation by legislative and tax issues and the other issues you cite merely helped you determine which new jurisdiction to choose after you made the decision to change your jurisdiction of incorporation, please revise your disclosure to clarify.
- We note the references to legislative proposals, initiatives and modifications to existing tax treaties "directed at companies incorporated in jurisdictions such as Bermuda." Please revise to clarify to what categories of countries or jurisdictions these matters relate. For example, do these countries or jurisdictions share similar attributes, such as location and regulatory structure? Also explain why you believe reincorporating in Switzerland permits you to avoid the impact of these matters. It is unclear from your disclosure why the proposals you mention do not treat Switzerland as a country "such as Bermuda."
- It appears that this section refers to factors the board considered regarding where to move your place of incorporation. Please revise to clearly state

when such reasons reached a level that they became motivating factors at this time.

Proposal 3, page 44

4.   We note your response to prior comment 10. Please tell us why you cannot complete the blanks based on what the amounts would have been if the transaction had occurred on a recent date accompanied by disclosure that explains how and why the amounts may change.

Undertakings, page II-2

5.   We reissue prior comment 11 because it appears that you are continuing to omit required undertakings, such as the undertakings in Regulation S-K Item 512(a)(1)(i), (ii) and (iii), 512(a)(3) and 512(b). See also Section II.F of Release 33-6578 (April 23, 1985).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ellen J. Odoner
              P.J. Himelfarb